Exhibit 99.1

NEWS RELEASE

Lorus Therapeutics Announces Issuance

of United States Patent for Cancer Therapy IL-17E

TORONTO, CANADA, Jan 22, 2013 - Lorus Therapeutics Inc. (TSX: LOR) (“Lorus”), a biopharmaceutical company specializing in the discovery, research and development of pharmaceutical products and technologies for the management of cancer, today announced that the United States Patent and Trademark Office has issued Lorus’ patent for its novel cancer therapy IL-17E.

The US patent protects methods of treating cancer with IL-17E, both alone and in combination with anticancer therapy drugs including gemcitabine, paclitaxel, docetaxel, erlotinib, cisplatin, and bevacizumab. The patent covers the treatment of a wide range of cancers, including breast, lung, colon, pancreatic, gastric and ovarian tumors, as well as melanoma.

“The issuance of our US patent for IL-17E is another important step forward in the development of this innovative therapy,” said Dr. Aiping Young, Lorus' President and CEO. “We and Cancer Research UK, our co-development partner, are committed to advancing IL-17E into clinical trials, and strong patent protection is part of our strategy to attain this goal.”

About IL-17E

IL-17E is a novel biological therapy based on human interleukin 17E, which is a cytokine protein that acts on cells of the immune system. IL-17E, which is in preclinical development in preparation for clinical trials, has potent anticancer properties against a range of solid tumors, including pancreatic, colon, lung, ovarian and breast cancers. IL-17E showed equivalent or superior efficacy as a single agent compared to marketed drugs used to treat these cancers, including Avastin, Tarceva, Taxotere, Taxol, Cisplatin, and Gemzar. IL-17E was also effective when used in combination with these drugs, and demonstrated antitumor efficacy that was greater than either agent alone without additional toxicity.

About Lorus

Lorus is a biopharmaceutical company focused on the discovery, research and development of novel therapeutics in cancer. Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination with other drugs, to successfully manage cancer. The Company also has expertise in antimicrobial drug discovery. Lorus Therapeutics Inc. is listed on the Toronto Stock Exchange under the symbol LOR.

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: our research program plans, our plans to conduct clinical trials, the successful and timely completion of clinical studies and the regulatory approval process, our ability to continue as a going concern, our ability to fund future research, our ability to maintain partnerships to assist in the further development of our product candidates, the Company’s plans, objectives, expectations and intentions and other statements including words such as “continue”, “believe”, “plan”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others: our ability to continue as a going concern, our ability to obtain the capital required for research and operations, the inherent risks in early stage drug development including demonstrating efficacy, development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to maintain partnership agreements; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our Annual Information Form underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Lorus Therapeutics Inc.’s recent press releases are available through the Company’s website at www.lorusthera.com. For Lorus' regulatory filings on SEDAR, please go to www.Sedar.com.

Enquiries:

For further information, please contact:

Lorus

Grace Tse, 416-798-1200 ext. 380;

ir@lorusthera.com

The Trout Group

Lee M. Stern

646-378-2922